                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                                (Amendment No. )*
                                       of
                               TBK Partners, L.P.





                    Under the Securities Exchange Act of 1934

                          HOLLINGER INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    435569108
                                 (CUSIP Number)


                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                OCTOBER 27, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  435569108
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               TBC has sole voting power with respect to 4,955,125 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person              0 shares
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               0 shares, except that certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               5,176,965 shares held in accounts of TBC (as
                               hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         5,176,965 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [X]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         5.22%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00
--------------------------------------------------------------------------------

CUSIP No.  435569108
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               37,090 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                   0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               37,090 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         37,090 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         0.04%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

PRELIMINARY NOTE

          This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of Tweedy, Browne Company LLC ("TBC") and TBK Partners, L.P. ("TBK") , which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Hollinger International Inc. However, the filing of this Schedule 13D should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock"), of Hollinger International Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC and TBK that this
Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. (the "General Partners"). The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members"). By reason of their positions as such, the members of TBC may be deemed to control TBC and the general partners of TBK may be deemed to control TBK .

         (b) The business address of each of TBC, TBK, and the General Partners is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is serving as such for TBK . The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC and TBK is set forth above.

         (d) None of TBC, TBK, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, TBK, Thomas P. Knapp, nor any General Partner or Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) TBK is a Delaware limited partnership. TBC is a Delaware limited liability company. Each of the General Partners, Members and Thomas P. Knapp is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 5,176,965 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $ 56,320,890.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S.Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 37,090 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $442.282.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.


ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC and TBK has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of
Schedule 13D, except that TBC and TBK may dispose of all or some of the TBC Shares, and the TBK Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC and TBK intend to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 5,176,965 shares of Common Stock, which constitutes approximately 5.22% of the 99,151,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 37,090 shares of Common Stock, which constitutes approximately 0.04% of the 99,151,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         Also included in the TBC Shares are 770 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of TBC and is also a general partner of TBK.

         Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 5,214,055 shares, which constitutes approximately 5.26% of the 99,151,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK , or a member of TBC, is 5,214,055 shares, which constitutes approximately 5.26% of the 99,151,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 37,090 shares of Common Stock which constitutes approximately 0.04% of the 99,151,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK , no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 5,176,965 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 4,955,125 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 4,955,125 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         (c) Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof are set forth below:

                      NO OF SHARES                            PRICE
TBC ACCOUNTS          PURCHASED                 SOLD          PER SHARE

09/03/99                255,000                               $11.0517
09/07/99                215,000                               $11.1206
09/08/99                 27,900                               $11.2137
09/09/99                  2,000                               $11.4062
09/10/99                 45,500                               $11 7/8
09/14/99                137,800                               $11.6109
09/15/99                 55,000                               $11.75000
09/16/99                175,200                               $11.75000
09/17/99                 34,975                               $11.8884
09/21/99                 15,235                               $11.491800
09/23/99                 12,800                               $11.6689
09/24/99                650,000                               $11.6226
09/29/99                                         485          $11 5/8
09/30/99                  5,000                               $11 1/2
10/01/99                194,400                               $11.8543
10/04/99                                       3,975          $11.6250
10/06/99                 30,000                               $11.739500
10/07/99                154,600                               $11.4021
10/08/99                 31,500                               $11 4/16
10/11/99                335,000                               $11.495200
10/12/99                 79,000                               $10.6487
10/13/99              1,214,800                               $10.1179
10/15/99                121,800                               $10.000
10/18/99                 75,000                               $10.000
10/19/99                 80,900                               $10.009400
10/20/99                169,900                               $10.172800
10/21/99                158,700                               $ 9.961800
10/22/99                 27,000                               $10.000
10/22/99                                       1,720          $ 9.9709
10/25/99                263,100                               $10.060
10/26/99                106,700                               $ 9.9263
10/27/99                 72,600                               $ 9.8077
10/28/99                 55,000                               $10.113

TBK:

09/17/99                 33,925                               $11.8884
09/21/99                  3,165                               $11.491800



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC,TBK , nor, to the best knowledge of TBC, TBK , any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).






                                    SIGNATURE


         Each of Tweedy, Browne Company LLC and TBK Partners, L.P. , after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY LLC



                                        By /s/ Christopher H. Browne
                                           -------------------------------
                                           Christopher H. Browne
                                           Member



                                        TBK PARTNERS, L.P.



                                        By /s/ Christopher H. Browne
                                           -------------------------------
                                           Christopher H. Browne
                                           General Partner





Dated: November 2, 1999